SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                  240.13d-102
                                  SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO (S)240.13D-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO (S)240.13D-2

                               (Amendment No. )*
                              -------------------

                           Forstmann & Company, Inc.
                  -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                  -------------------------------------------
                         (Title of Class of Securities)

                                    34659D10
                               ------------------
                                 (CUSIP Number)

                     October 26, 1998 (see note to Item 2)
          -----------------------------------------------------------
             Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
  CUSIP NO. 34659D10                                 13G
------------------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6       759,130

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    759,130

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    759,130

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                           [_]
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    17.3%

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    HC
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 2

------------------------
  CUSIP NO. 34659D10                        13G
------------------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Investment Corporation
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Illinois
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    759,130

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    759,130

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    759,130
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                           [_]
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11     17.3%

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1  (a)  Name of Issuer:                Forstmann & Company, Inc.

        (b)  Address of Issuer's            1155 Avenue of the Americas
             Principal Executive            New York, NY 10036
             Offices:


Item 2  (a)  *Names of Persons Filing:      (See Annex I for abbreviations)
                                            BAC
                                            BAIC

        (b)  Address of Principal
             Business Offices:              See Annex I

        (c)  Citizenship:                   See Annex I

        (d)  Title of Class of              Common Stock
             Securities:


        (e)  CUSIP Number:                  34659D10


Item 3  If this  statement is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

        (a) [_] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

        (b) [_] Bank as defined  in  Section  3(a)(6) of the Act (15 U.S.C. 78c)

        (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

        (d) [_] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)


-------------
* The filing parties previously filed a Schedule 13D with respect to this issuer. This Schedule 13G is filed to convert such Schedule 13D into a Schedule 13G.

        (e) [_] An investment adviser in accordance with (S)240.13d-1(b)
                (1)(ii)(E)

        (f) [_] An employee benefit plan or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F)

        (g) [_] A parent  holding  company or control person in accordance with
                (S)240.13d-1(b)(ii)(G)

        (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [X]



Item 4  **Ownership

        (a) Amount Beneficially Owned:
                         BAC                 759,130
                         BAIC                759,130

        (b) Percent of Class:
                         BAC                   17.3%
                         BAIC                  17.3%

-----------


** By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

        (c) Number of shares as to which the person has:

            (i)     sole power to vote or to direct the vote:
                         BAC                       0
                         BAIC                      0


            (ii)    shared power to vote or to direct the vote:
                         BAC                 759,130
                         BAIC                759,130


            (iii)   sole power to dispose or to direct the disposition of:
                         BAC                       0
                         BAIC                      0

            (iv)    shared  power to  dispose  or to direct the disposition of:
                         BAC                 759,130
                         BAIC                759,130


Item 5  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


Item 6  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.


Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

        See Annex I.


Item 8  Identification and Classification of Members of the Group.

        Not Applicable.

Item 9  Notice of Dissolution of Group.

        Not Applicable.


Item 10 Certification.

[_] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. (13d-1(b)).

[X] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. (13d-1(c)).

SIGNATURE
----------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1998


     BANKAMERICA CORPORATION*

     BANKAMERICA INVESTMENT CORP.*




*By: /s/ VENRICE R. PALMER
     ---------------------
     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and delegations of authority are incorporated by reference to Schedule 13G Amendment #3 relating to Lexford, Inc. and to Exhibit B below)

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: October 26, 1998


     BANKAMERICA CORPORATION*

     BANKAMERICA INVESTMENT CORP.*




*By: /s/ VENRICE R. PALMER
     ---------------------
     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and delegations of authority are incorporated by reference to Schedule 13G Amendment #3 relating to Lexford, Inc. and to Exhibit B below)

                                   EXHIBIT B
                                   ---------


Board of Directors                                   Adopted:  February 20, 1997
BankAmerica Investment Corporation


                          Excerpt from Board Resolution


The Board of Directors of BankAmerica Investment Corporation ("BAIC") authorizes
 . . . any officer of BAIC, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of BAIC, for submission to or filing with any federal, state, local or foreign
regulatory  authorities,  and  any  amendments,   withdrawals,  or  terminations
thereof, as the officer or attorney deems appropriate.

                                     Annex I

         This Annex identifies the filing parties of the attached Schedule.



I. (a) BankAmerica Corporation ("BAC") is a Delaware corporation. It wholly owns BAIC.

    (b)  registered bank holding company

    (c)  Principal office and principal place of business:
         NationsBank Corporate Center
         100 N. Tryon
         Charlotte, North Carolina  28255-0001


II. (a) BankAmerica Investment Corporation ("BAIC") is an Illinois corporation. It is wholly owned by BAC.

    (b)  holds equity investments and trades discounted debt

    (c)  Principal office and principal place of business:
         231 South LaSalle Street
         Chicago, IL  60697